

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

September 11, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Carlos Fabian De Sousa
 Chief Executive Officer and Chief Financial Officer
CENTENARY INTERNATIONAL CORP.
Av. Roque Saenz Pena 971-8 Piso, (C1035AAE)
Buenos Aires, Argentina

> **Re: Centenary International Corp.**
> **Item 4.01 Form 8-K, filed August 12, 2009**
> **File No. 0-23851**

Dear Mr. De Sousa:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

DIVISION OF
CORPORATION FINANCE